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                                                                     Exhibit 5.1
                               Baratta & Goldstein
                                Attorneys at Law
                                597 Fifth Avenue
                              New York, N.Y. 10017
Joseph P. Baratta              Tel.  212-750-9700                 Of Counsel:
Howard J. Goldstein            Fax.  212-750-8297            Margaret M. Stanton
Louis R. Aidala         E-mail: Baragold@compuserve.com           Linda Maryanov
Joan Palermo                                                Samuel M. Greenfield
Joseph A. Baratta*

*Admitted in NY and NJ

                                          October 1, 1997

Gentlemen:

      We have acted as counsel for INSCI Corp., a Delaware corporation (herein called the "Company") in connection with the proposed sale by selling stockholders of 2,860,565 shares of common stock par value $.01 and 9,909,426 underlying shares of Common Stock with respect to warrants, options and convertible securities issued by the Company and in addition to the registration of 4,000,000 shares of common stock reserved for future acquisitions.

      As counsel for the Company, we have examined the minute books of the Company together with copies of its Certificate of Incorporation, as amended, By-Laws and Board of Directors Resolutions. We have also examined the proposed Registration Statement on Form S-1 as amended by Amendments No. 1 and No. 2 on Form S-1 as filed with the Securities and Exchange Commission, and the exhibits to said Registration Statement. Based on the foregoing and our examination of such other documents as we have deemed pertinent, we are of the opinion that:

            1. The Company is a corporation duly organized and validly existing and in good standing under and by virtue of the laws of the State of Delaware.

            2. The authorized capital stock of the Company consists of 50,000,000 shares divided into two classes as follows: forty million (40,000,000) shares of common stock par value $.01 per share, and ten million (10,000,000) shares of preferred stock, par value $.01 per share and there is presently outstanding and issued 4,436,107 shares of common stock fully paid and non-assessable: The 2,860,565 shares of common stock, par value $.01, which are the subject of the Registration Statement have been authorized and validly issued and are fully paid non-assessable shares to common stock of the Company.

            3. The 934,299 shares of common stock underlying the Company's 10% convertible redeemable preferred stock, the 762,755 shares of common stock underlying the Company's 10% convertible preferred stock, the 3,989,325 shares of common stock underlying the Company's units, the 815,105 shares of common stock issuable upon exercise of warrants and the 3,407,942 options to purchase shares of common stock (an aggregate of 9,909,426 shares of common stock) have been duly authorized and reserved and are legally valid and binding obligations of the Company authorized in accordance with their terms of exercise and upon the conversion payable to the Company by the holders of the warrants and options will result in the issuance of fully paid and non-assessable common stock by the Company.

            4. The 4,000,000 shares of common stock, par value $.01 which are reserved for acquisition have been authorized.
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      We hereby consent to being named in the Prospectus forming Part I of the aforesaid Registration Statement under the caption "Legal Opinions" and to the filing of this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,

                                          BARATTA & GOLDSTEIN


                                          By: /s/ Joseph A. Baratta
                                              -------------------------------
                                                  Joseph A. Baratta